Exhibit 99.32

EXCELSIOR MINING CORP.

(the “Corporation”)

Annual General Meeting of Shareholders

June 26, 2025

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	192,633,360
Total issued and outstanding Common Shares as at record date:	332,586,774
Percentage of issued and outstanding Common Shares represented:	59.20%

General Business

1.	PricewaterhouseCoopers LLP, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

●	Stephen Twyerould
●	Colin Kinley
●	Michael Haworth
●	Fred DuVal
●	Joseph Gallucci
●	Jason Howe

No other business was voted upon at the Meeting.

Dated: June 26, 2025